EXHIBIT (a)(1)(ii)

COMMUNICATION TO ELIGIBLE EMPLOYEES OF RF MICRO DEVICES, INC.
DATED JULY 11, 2005

Date:	July 11, 2005
To:	RFMD Eligible Employees
From:	Bob Bruggeworth, President and CEO
Subj:	Option Exchange Program Commencement

Previously, I informed you of our intention to commence an offer granting eligible employees an opportunity to exchange their outstanding options with exercise prices of $5.38 or higher for new options to be issued under our 2003 Stock Incentive Plan. You are currently eligible to participate in this Option Exchange Program. Today we mailed materials to your address of record containing important information about the Option Exchange Program, including the following documents:

•	An Offer to Exchange, which describes the Option Exchange Program;

•	An Election Form (which includes a list of all of your stock options that are eligible to be tendered for exchange) to be completed and returned to the RFMD Treasury Department if you elect to exchange some or all of your eligible stock options in the Option Exchange Program; and

•	A Notice of Withdrawal to be completed and returned to the RFMD Treasury Department if you submit an Election Form, but later wish to withdraw or change your election before the Option Exchange Program expires.

If you do not receive the packet of materials by Friday, July 15th or are missing any of the forms described above, please contact us by e-mail to “Option Exchange Coordinator” (OEC@rfmd.com) or by phone at Extension 5750 ((336) 678-5750).

The Option Exchange Program is currently scheduled to expire at 12:00 Midnight Eastern Daylight Time on Friday, August 5, 2005. If you wish to participate in the Option Exchange Program, you must submit a properly completed Election Form no later than 12:00 Midnight Eastern Daylight Time on Friday, August 5. Remember, completion of the Option Exchange Program is subject to various conditions, including shareholder approval authorizing the Option Exchange Program.

The Option Exchange Program is an important, one-time opportunity. You need to decide whether it makes sense for you. Please take the time to review the Offer to Exchange and the related materials carefully. To assist you in understanding the Option Exchange Program, we included sample “questions and answers” in the Offer to Exchange, which may address some of the questions that you may have about the program. Participation in the Option Exchange Program also involves certain risks that are discussed in the documents referenced above, which you should consider when deciding whether to participate. In addition, you should contact your personal advisor(s) to determine if participation in the Option Exchange Program is right for you. RFMD makes no recommendation as to whether you should tender, or refrain from tendering, any or all of your eligible options in the Option Exchange Program.

We intend to post a webcast on the RFMD Treasury intranet to help you learn more about the Option Exchange Program. If you have any questions after reading the Option Exchange Program documents and viewing the webcast, please direct them by e-mail to “Option Exchange Coordinator” (OEC@rfmd.com) or by phone to Extension 5750 ((336) 678-5750) and we will address your questions.

Please remember that we must receive shareholder approval for the Option Exchange Program at RFMD’s 2005 annual meeting of shareholders before the Option Exchange Program may be completed. RFMD’s

Board of Directors reserves the right to amend, postpone or terminate the Option Exchange Program prior to the end of the exchange offer period.

Your Vote Counts—Please Remember To Vote

If you are an RFMD shareholder, I encourage you to take the opportunity to vote on the Option Exchange Program and other items being submitted for shareholder approval by returning your proxy before the annual meeting on August 2, 2005. All of the items being submitted for shareholder approval are described in our proxy materials available on the SEC’s website at www.sec.gov.

Please note that voting in favor of the Option Exchange Program at the annual meeting does not constitute an election to participate in the Option Exchange Program.

We are very pleased to commence the Option Exchange Program today and thank you for your continued efforts to grow the value of our company.

Sincerely,

Bob Bruggeworth
President and CEO